INVESTMENT MANAGEMENT

Reliable Partner | Reliable Investing®

(d)(6)(iv)

August 1, 2020

Todd Modic

Senior Vice President

Voya Investments, LLC

7337 E. Doubletree Ranch Rd.

Suite 100

Scottsdale, AZ 85258

Dear Mr. Modic:

Voya Investments, LLC ("Voya Investments") and Voya Investment Management Co. LLC ("Voya IM") are parties to a Sub-Advisory Agreement dated November 18, 2014, as amended (the "Agreement"), and pursuant to the Agreement, Voya Investments has agreed to pay Voya IM an annual sub-advisory fee of 0.1800% as a percentage of average daily net assets of Voya Strategic Income Opportunities Fund (the "Fund"). By this letter dated August 1, 2020, Voya IM voluntarily waives the annual sub-advisory fee that it is entitled to receive with respect to the Class P shares of the Fund as follows:

Voya IM will waive the sub-advisory fee payable by Voya Investments for a period from August 1, 2020 through August 1, 2021 with respect to the Class P shares of the Fund, such that the new sub-advisory fee rate is 0.00% for the Class P shares of the Fund.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of Voya Funds Trust.

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M:\FUNDS\Legal Admin\Registration Statements\Unified\Fixed Income\2020\485b\Filing Documents\Exhibits (FI-VFT)\Exhibits - Word\(d)(6)(iv) VFT-VIM-S-AA-WaivA-(Strat Income Opp Fund-Class P)-2005F.docx

August 1, 2020

Please acknowledge your acceptance of this fee waiver by executing below in the place indicated.

Very sincerely,

By: /s/ Christopher Kurtz

Christopher Kurtz

Vice President, Finance

Voya Investment Management Co. LLC

ACCEPTED AND AGREED TO:

Voya Investments, LLC

By: /s/ Todd Modic

Todd Modic

Senior Vice President

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